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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Consolidated Condensed Interim Financial Statements

(Unaudited – Prepared by Management)

March 31, 2011

NOTICE OF NO AUDITOR REVIEW OF CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited consolidated condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

General Information

Directors

Geoffrey Chater

Bipin A. Ghelani

George R. Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Company Secretary

Alan Hutchison

Registered Office

Suite 575

510 Burrard Street

Vancouver, British Columbia

V6C 3A8

Solicitor

Fraser Milner Casgrain LLP

20th Floor

250 Howe Street

Vancouver, British Columbia

V6C 3R8

Auditor

Hay and Watson

1822 West 2nd Avenue

Vancouver, British Columbia

V6J 1H9

	Notes	2011	2010

Mineral Property Operations
Revenue
Option fees from mineral property interests	11	$99,110	$14,980
		99,110	14,980
Expenses
Acquisition expenditures		69,293	63,379
Exploration expenditures		2,415,756	1,098,253
		2,485,049	1,161,632
Loss from mineral property operations		(2,385,939)	(1,146,652)
Other Operations
Salaries and employee benefits		247,750	249,164
Consulting and outsourced services		166,310	44,489
Marketing services		140,186	116,141
General and administrative expenses		142,841	119,344
Depreciation and amortization		69,118	65,477
Share-based compensation	17	817,501	161,306
		1,583,706	755,921
Operating loss		(3,969,645)	(1,902,573)
Impairment loss on available-for-sale investment		-	(8,000)
Gain (loss) on sale of available-for-sale financial assets	23	126,767	49,158
Gain (loss) on sale of assets		(349)	(331)
Foreign exchange gain (loss)		70,813	(11,618)
Finance revenue		4,192	1,966
Finance costs		(86)	-
Loss before income tax		(3,768,308)	(1,871,398)
Income tax recovery		-	13,918
Loss before discontinued operations		(3,768,308)	(1,857,480)
Discontinued operations	10	-	(212,579)
Loss for the period		(3,768,308)	(2,070,059)
Available-for-sale financial assets
- Current year gain (loss)	23	367,524	107,337
- Impairment loss on available-for-sale investment	23	-	8,000
- Reclassification to gain (loss)	23	-	(49,158)
Tax effect of changes in other comprehensive income		61,076	(12,243)
Comprehensive loss for the period		$(3,339,708)	$(2,016,123)

Basic earnings per ordinary share	12	$(0.04)	$(0.03)
Diluted earnings per ordinary share	12	$(0.04)	$(0.03)
Basic weighted average number of shares outstanding	12	97,909,151	59,550,474
Diluted weighted average number of shares outstanding	12	97,909,151	59,565,365

	Note	March 31, 2011	December 31, 2010	January 1, 2010 (Note 25)
Current assets
Cash and cash equivalents	15	$24,183,923	$6,297,716	$1,071,695
Restricted cash	15	81,088	35,165	-
Trade and other receivables	14	120,648	347,007	51,756
Prepaid expenses and deposits		250,064	118,610	152,038
Other financial assets	23	1,954,300	1,749,450	370,417
		26,590,023	8,547,948	1,645,906
Non-current assets
Property, plant and equipment	13	1,009,620	583,135	479,282
Restricted cash	15	66,092	112,730	202,707
		1,075,712	695,865	681,989
Total assets		27,665,735	9,243,813	2,327,895

Current liabilities
Accounts payable and accrued liabilities	19	737,434	679,101	241,097
Due to related parties	21	132,437	15,946	11,340
Provisions	18	358,683	378,483	32,314
		1,228,554	1,073,530	284,751
Non-current liabilities
Provisions	18	99,105	99,105	401,391
		99,105	99,105	401,391
Total liabilities		1,327,659	1,172,635	686,142
Shareholders’ equity
Share capital	16	98,749,223	78,904,726	65,659,038
Share option reserve		5,216,150	3,795,731	1,920,530
Share warrant reserve		7,539,952	7,198,262	3,660,964
Other comprehensive income		637,929	209,329	15,443
Deficit		(85,805,178)	########	(69,614,222)
		26,338,076	8,071,178	1,641,753
Total liabilities and shareholder’s equity		$27,665,735	$9,243,813	$2,327,895
Approved by the Board:

"Jason Weber"		"Bipin Ghelani"
Director		Director

Basis of Preparation (Note 2)

Going concern (Note 2)

	Note	Share Capital	Share option reserve	Share warrant reserve	Other comprehensive income	Retained earnings	Total Equity
Balance at January 1, 2010	25	$ 65,659,038	$ 1,920,530	$ 3,660,964	$ 15,443	$ (69,614,222)	$ 1,641,753
Comprehensive loss		-	-	-	53,936	(2,070,059)	(2,016,123)
Share-based compensation		-	203,072	-	-	-	203,072
Issue of shares for cash		6,001,050	-	-	-	-	6,001,050
Value attributable to warrants issued in private placement		(1,046,082)	-	1,046,082	-	-	-
Issued on exercise of options/warrants		59,800	-	-	-	-	59,800
Fair value of options/warrants exercised		43,270	(1,690)	(41,580)	-	-	-
Share issue costs		(294,607)	-	-	-	-	(294,607)
Fair value of broker warrants issued		-	-	33,724	-	-	33,724
Balance at March 31, 2010		70,422,469	2,121,912	4,699,190	69,379	(71,684,281)	5,628,669
Comprehensive loss		-	-	-	139,950	(10,352,589)	(10,212,639)
Share-based compensation		-	1,992,146	-	-	-	1,992,146
Issue of shares for cash		6,435,700	-	-	-	-	6,435,700
Value attributable to warrants issued in private placement		(4,028,188)	-	4,028,188	-	-	-
Issued on exercise of options/warrants		4,680,051	-	-	-	-	4,680,051
Fair value of options/warrants exercised		2,058,876	(318,327)	(1,740,549)	-	-	-
Share issue costs		(664,182)	-	-	-	-	(664,182)
Fair value of broker warrants issued		-	-	211,433	-	-	211,433
Balance at December 31, 2010		78,904,726	3,795,731	7,198,262	209,329	(82,036,870)	8,071,178
Comprehensive loss		-	-	-	428,600	(3,768,308)	(3,339,708)
Share-based compensation		-	1,442,133	-	-	-	1,442,133
Issue of shares for cash		17,324,750	-	-	-	-	17,324,750
Value attributable to warrants issued in private placement		(2,076,983)	-	2,076,983	-	-	-
Issued on exercise of options/warrants		4,031,391	-	-	-	-	4,031,391
Fair value of options/warrants exercised		1,757,007	(21,714)	(1,735,293)	-	-	-
Share issue costs		(1,191,668)	-	-	-	-	(1,191,668)
Balance at March 31, 2011		$ 98,749,223	$ 5,216,150	$ 7,539,952	$ 637,929	$ (85,805,178)	$ 26,338,076

	Note	2011	2010

Cash flows from operating activities
Net Loss		$(3,768,308)	$(2,070,059)
Adjustments to add (deduct) non-cash items
Depreciation and amortization		69,118	66,145
Finance expense (recovery)		-	-
Foreign exchange loss		(24,073)	61,769
Deferred tax		-	(13,918)
Loss (gain) on sale of investments and assets		(126,955)	(48,827)
Impairment loss on available-for sale investment		-	8,000
Share-based compensation		1,442,133	203,072
Deduct interest income relating to investing activities		(4,192)	(1,997)
Changes in non-cash working capital
(Increase) decrease in trade and other receivables		226,359	1,424
(Increase) decrease in prepaid expenses and deposits		(131,454)	82,911
Increase (decrease) in trade and other payables		174,825	439,248
Net cash flows from operating activities		(2,142,547)	(1,272,232)

Cash flows from investing activities
Restricted cash		715	50,900
Proceeds from sale of marketable securities		350,715	211,491
Payment of reclamation expenses		(19,800)	-
(Purchase) sale of property, plant and equipment		(495,602)	(26,940)
Interest income		4,182	3,956
Net cash flows from investing activities		(159,790)	239,407

Cash flows from financing activities
Proceeds from issuance of shares and warrants		21,356,140	6,060,850
Payments of share issue costs		(1,191,668)	(294,607)

Net cash from (used in) financing activities		20,164,472	5,766,243

Increase (Decrease) in cash and cash equivalents		17,862,135	4,733,418
Cash and cash equivalents, beginning of period		6,297,716	1,071,695
Exchange differences on cash and cash equivalents		24,072	(22,828)
Cash and cash equivalents, end of period		$24,183,923	$5,782,285

Supplemental Information
Income taxes paid		$-	$-
Interest paid		$86	$-

Cash and cash equivalents are comprised of:
Cash		$23,183,923	$1,363,325
Term Deposits		1,000,000	4,418,960
		$24,183,923	$5,782,285

1. Operations

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”) and its wholly-owned subsidiaries (collectively the “Group” or “Kiska”) is a global resources company in the business of mineral exploration.  Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia. On August 5, 2009, the Group completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”), and changed its name to Kiska Metals Corporation.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Group’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Group has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Group’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The consolidated condensed interim financial statements of Kiska Metals Corporation (“Kiska” or the “Group”) for the three-month period ended March 31, 2011 were authorized for issuance in accordance with a resolution of the directors on June 28, 2011. Kiska is a limited company incorporated and domiciled in Vancouver, British Columbia. Kiska’s shares are traded on the TSX Venture exchange under the symbol “KSK”.

2. Basis of preparation

Statement of compliance

These consolidated condensed interim financial statements of Kiska and all its subsidiaries are unaudited and have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies which are consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are in effect at March 31, 2011.

Previously the consolidated financial statements of the Group were prepared according to Canadian generally accepted accounting principles (“Canadian GAAP”) in effect before the changeover to IFRS.  These are the Group’s initial consolidated condensed interim financial statements prepared in the initial year of application of IFRS and the Group has applied IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”) when preparing these financial statements.

The accounting policies have been selected by the Group to be consistent with IFRS as expected to be effective on December 31, 2011, the Group’s first annual IFRS reporting date.  The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.  The accounting policies set out below have been applied consistently to all periods presented.  They also have been applied in the preparation of an opening IFRS statement of financial position as at January 1, 2010, as required by IFRS 1. Note 25 explains how the transition to IFRS affected the Group’s reported financial positions, results and cash flows.

2. Basis of preparation (continued)

The consolidated condensed interim financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated condensed interim financial statements are presented in Canadian dollars and all values are rounded to the nearest dollar except where otherwise indicated.

These consolidated interim financial statements for the three months ended March 31, 2011, including the comparative amounts, were approved and authorized for issue by the board of directors on June 29, 2011.

Going concern

These consolidated financial statements have been prepared on the basis that the Group is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. However, the Group currently has no significant sources of revenue and has experienced recurring losses. The Group’s ability to continue as a going concern is dependent on the Group’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of mineral property interests in its exploration portfolio and/or to be able to derive material proceeds from the sale or divesture of those properties and/or other assets such as royalty rights and equity interests. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Group.  These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments and classifications could be material.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group as at March 31, 2011.  Subsidiaries are fully consolidated from the date of acquisition, the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are fully eliminated.

Where the ownership of a subsidiary is less than 100%, and therefore a non-controlling interest exists, any losses of that subsidiary are attributed to the non-controlling interest even if that results in a deficit balance.  A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•

Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•

Derecognizes the carrying amount of any non-controlling interest

•

Derecognizes the cumulative translation differences, recognized in equity

•

Recognizes the fair value of the consideration received

•

Recognizes the fair value of any investment retained

•

Recognizes any surplus or deficit in profit or loss

•

Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

3. Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated condensed interim financial statements and reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.  In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated condensed interim financial statements is described below.

Impairment of assets (Note 13)

The Group assesses each significant asset periodically to determine whether any indication of impairment exists.  Where an indication of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use.  These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.

Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Contingencies (Note 20)

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Group will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.  Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction.  To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realize the net deferred tax assets recorded at the reporting date could be impacted.  Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

3. Significant accounting judgments, estimates and assumptions (continued)

Fair value hierarchy (Note 23)

Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. The carrying amounts are analyzed in note 13. Actual results, however, may vary due to technical obsolescence, particularly for software and IT equipment.

4. Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

Restricted cash

Restricted cash consists of term deposits in favor of regulatory authorities held as site restoration deposits or performance bonds for mineral properties.

Interests in joint ventures

Reimbursement of the joint venture operator’s costs

When Kiska, acting as an operator, receives reimbursement of direct costs recharged to the joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on profit or loss.

In some cases, Kiska also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs can often not be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by charging an overhead fee that is based on a fixed percentage of the total costs incurred for the year, often in the form of a management fee. Although the purpose of this recharge is very similar to the reimbursement of direct costs, Kiska is not acting as an agent in this case. Therefore, the general overhead expenses and the overhead fee are recognized in profit or loss as an expense and income respectively.

4. Summary of significant accounting policies (continued)

Jointly controlled assets

A jointly controlled asset involves joint control and offers joint ownership by the Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

Where the Group’s activities are conducted through jointly controlled assets, the Group recognizes its share of the jointly controlled assets, and liabilities it has incurred, its share of liabilities incurred jointly with other venturers, related revenue and operating costs in the financial statements and a share of their production.

Jointly controlled entities

A jointly controlled entity is a corporation, partnership or other entity in which each venturer holds an interest.  A jointly controlled entity operates in the same way as other entities, except that a contractual arrangement establishes joint control. A jointly controlled entity controls the assets of the joint venture, earns its own income and incurs its own liabilities and expenses. Interests in jointly controlled entities are accounted for using the proportional consolidation method, whereby the Group’s share of assets, liabilities, income and expense is included line by line in the consolidated financial statements.

Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.  Where unrealized losses are eliminated, the underlying asset is also tested for impairment.

The financial statements of the jointly controlled entity are prepared for the same reporting period as the venturer. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

Investments in Associates

Associates are those entities over which the Group is able to exert significant influence but which are neither subsidiaries nor joint ventures.  Investments in associates are initially recognized at cost and subsequently accounted for using the equity method.  Any goodwill or fair value adjustment attributable to the Group's share in the associate is included in the amount recognized as investment in associates.

The carrying amount of the investments in associates is increased or decreased to recognize the Group’s share of the profit or loss and other comprehensive income of the associate.  These changes include subsequent depreciation, amortization or impairment of the fair value adjustments of assets and liabilities.

Unrealized gains and losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in those entities. Where unrealized losses are eliminated, the underlying asset is also tested for impairment.

Amounts reported in the financial statements of associates have been adjusted where necessary to ensure consistency with the accounting policies of the Group.

4. Summary of significant accounting policies, (continued)

Determination of functional currency

In determining the functional currency of the Group the following was considered:

•

the currency that primarily influences the selling prices of minerals and services,

•

the currency that mainly influences on the cost of labour, materials and other costs of exploration and evaluation activities,

•

the currency in which the funds are generated from financing activities and

•

the currency used to maintain the amounts charged by operating activities.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is the parent company’s functional currency and the Group’s presentation currency.  Kiska has operations in Canada, Australia, the United States, and, in the comparative year, Mexico.

Transactions in foreign currencies are initially recorded in the functional currency at the respective functional currency rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange ruling at the reporting date.  All differences are taken to profit or loss or other comprehensive income, should specific criteria be met.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method.  The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree.

For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.  Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value as at the acquisition date through profit or loss.

4. Summary of significant accounting policies (continued)

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IAS 39, either in profit or loss or as a change to other comprehensive income.  If the contingent consideration is classified as equity, it shall not be re-measured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the fair value of the net identifiable assets acquired and liabilities assumed.  If this consideration is lower than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Mineral property exploration expenditures

The Group’s mineral property interests are composed of mineral properties owned by the Group and rights to ownership of mineral properties which the Group can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Group’s property ownership and rights to property ownership are described in Note 7.

The Group accounts for its mineral property interests whereby all acquisition and exploration costs are charged to operations as incurred, and all property sales and option proceeds received are credited to operations. The Group expenses the acquisition costs as there are currently no identifiable mineral reserves on its property interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property.

After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

4. Summary of significant accounting policies (continued)

Property, plant and equipment

Items of property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.  Where applicable items are sub-divided into component parts based on estimated useful lives.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs.  The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.  The capitalized value of a finance lease is also included within property, plant and equipment.

Depreciation/amortization

Property, plant and equipment is generally depreciated on a straight-line basis over their estimated useful lives as follows:

Appliances	3 years
Camp structures	3 or 10 years
Computer equipment	3.5 years
Computer software	2 years
Field equipment	5 years
Leasehold improvements	Term of Lease
Mobile equipment	2.5 years
Niton Analyzer	3.5 years
Office equipment and furniture	8 years
Water system	10-20 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.  The asset’s residual values, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

Major maintenance and repairs

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs.  Where an asset or part of an asset that was separately depreciated and is now written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Group through an extended life, the expenditure is capitalized.

Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off.  All other day to day maintenance costs are expensed as incurred.

4. Summary of significant accounting policies (continued)

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of a larger CGU.  Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  In determining fair value less costs to sell, recent market transactions are taken into account, if available.  If no such transactions can be identified, an appropriate valuation model is used.  These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s cash-generating units to which the individual assets are allocated.  These budgets and forecast calculations are generally covering a period of five years.  For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations, including impairment of inventories, are recognized in profit or loss in those expense categories consistent with the function of the impaired asset, except for a property previously revalued where the revaluation was taken to other comprehensive income.  In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount.  A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.  The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase and is recognized through other comprehensive income.

The following criteria are also applied in assessing impairment of specific assets:

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

4. Summary of significant accounting policies (continued)

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are measured initially at fair value plus transactions costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

"

loans and receivables

"

financial assets at fair value through profit or loss

"

held-to-maturity investments

"

available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in profit or loss are presented within 'finance costs', 'finance income' or 'other financial items', except for impairment of trade receivables which is presented within 'other expenses'.

4. Summary of significant accounting policies (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment.  Discounting is omitted where the effect of discounting is immaterial. The Group's cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is then based on recent historical counterparty default rates for each identified group.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition.  All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply (see below).

Assets in this category are measured at fair value with gains or losses recognized in profit or loss.  The fair values of derivative financial instruments are determined by reference to active market transactions or using a valuation technique where no active market exists.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables.

Investments are classified as held-to-maturity if the Group has the intention and ability to hold them until maturity.  The Group currently holds listed bonds designated into this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

4. Summary of significant accounting policies (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets.  The Group's available-for-sale financial assets include listed securities.

All other available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss and presented as a reclassification adjustment within other comprehensive income. Interest calculated using the effective interest method and dividends are recognized in profit or loss within 'finance income'.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in profit or loss only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial liabilities

The Group's financial liabilities include trade and other payables.

Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognized in profit or loss.

All derivative financial instruments that are not designated and effective as hedging instruments are accounted for at fair value through profit or loss.  All interest-related charges and, if applicable, changes in an instrument's fair value that are reported in profit or loss are included within 'finance costs' or 'finance income'.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

For arrangements entered into prior to 1 January 2005, the date of inception is deemed to be 1 January 2005 in accordance with the transitional requirements of IFRIC 4 ‘Determining whether an Arrangement contains a Lease’.

4. Summary of significant accounting policies (continued)

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognized in finance costs in profit or loss.

A leased asset is depreciated over the useful life of the asset.  However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.  Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

Embedded leases

All take-or-pay contracts are reviewed for indicators of a lease on inception.

Group as a lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.  Contingent rents are recognized as revenue in the period in which they are earned.

Provisions

General

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in profit or loss net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as finance cost.

Rehabilitation provision

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

4. Summary of significant accounting policies, (continued)

The obligation generally arises when the asset is installed, or the ground or environment is disturbed at the production location.  When the liability is initially recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets to the extent that it was incurred by the development / construction of the mine.  Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability.

The periodic unwinding of the discount is recognized in profit or loss as a finance cost. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.  For closed sites, changes to estimated costs are recognized immediately in profit or loss.

Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•

In respect of taxable temporary differences associated with investments in subsidiaries,

associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, investor or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

4. Summary of significant accounting policies (continued)

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized

The Group recognizes neither the deferred tax asset regarding the temporary difference on the rehabilitation liability, nor the corresponding deferred tax liability regarding the temporary difference on the rehabilitation asset.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.  Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances arose.  The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it occurred during the measurement period or in profit or loss.

Royalties, resource rent taxes and revenue-based taxes are accounted for under IAS 12 when they have the characteristics of an income tax.  This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences.  For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation.

4. Summary of significant accounting policies (continued)

Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in cost of sales.  Currently, the Company does not pay any royalties nor resource rent taxes that are considered to meet the criteria to be treated as part of income tax. Claim-based payments are included in mineral property expenditures.

Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax except:

•

Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized

•

as part of the cost of acquisition of the asset or as part of the expense item as applicable

•

Receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Revenue recognition

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements.

The following criteria are also applicable to other specific revenue transactions:

Interest revenue

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.  Interest income is included in finance income in profit or loss.

Share-based employee remuneration

The Group operates equity-settled share-based remuneration plans for its employees. None of the Group's plans feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payment are measured at their fair values.  Where employees are rewarded using share-based payments, the fair values of employees' services are determined indirectly by reference to the fair value of the equity instruments granted.  This fair value is measured at the grant date and excludes the impact of non-market vesting conditions (for example profitability and sales growth targets and performance conditions).

4. Summary of significant accounting policies (continued)

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to 'Equity-settled Employee Benefits Reserve,' over the period during which the related share-based remuneration vests.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest.  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable.  Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates.  Any cumulative adjustment prior to vesting is recognized in the current period.  No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

4. Summary of significant accounting policies (continued)

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded as share premium.

Share-based payments to non-employees

When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in the Shares Options Reserve, in the period in which the goods or services are received or are expected to be received.

Warrants

Share issuances that include a warrant are bifurcated into a share and warrant component for accounting purposes. The warrant component is recorded in the ‘Share Warrant Reserve’ and is transferred to share capital upon exercise of the underlying warrant. The fair values of such warrants are determined using the Black-Scholes option pricing model.

Comprehensive Income (Loss)

Comprehensive income (loss) comprises the Group’s net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Group, principally includes unrealized gains and losses on available for sale financial assets, net of income taxes. The Group’s comprehensive income (loss), components of other comprehensive income (loss), and accumulated other comprehensive income (loss) are presented in the Condensed Consolidated Interim Statement of Comprehensive Loss and the Condensed Consolidated Interim Statements of Changes in Equity.

5. Recently issued standards

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below.  This listing is of standards and interpretations issued, which the Group reasonably expects to be applicable at a future date. The Group intends to adopt those standards when they become effective.  The Group does not expect the impact of such changes on the financial statements to be material.

IAS 24 Related Party Disclosures (Amendment)

The amended standard is effective for annual periods beginning on or after 1 January 2011.  It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government-related entities. The Group does not expect any impact on its financial position or performance.  Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard.

IAS 32 Financial Instruments: Presentation – Classification of Rights Issues (Amendment)

The amendment to IAS 32 is effective for annual periods beginning on or after 1 February 2010 and amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency.  This amendment does not impact on the Group after initial application.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 is effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid.  The equity instruments issued are measured at their fair value.  In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished.  Any gain or loss is recognized immediately in profit or loss.  The adoption of this interpretation does not impact on the financial statements of the Group.

Improvements to IFRSs (issued in May 2010)

The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either July 1, 2010 or January 1, 2011. The amendments listed below, are considered to have a reasonable possible impact on the Group:

•

IFRS 3 Business Combinations

•

IFRS 7 Financial Instruments: Disclosures

•

IAS 1 Presentation of Financial Statements

•

IAS 27 Consolidated and Separate Financial Statements

The adoption of the amendments have not impacted its financial position or performance.

6. Standards issued but not yet effective

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013.  In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and de-recognition.  The completion of this project is expected in early 2011.  The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets.  The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

7. Interests in joint ventures

Interests in jointly controlled assets

Kiska, jointly with other participants, owns certain exploration and production assets.  Kiska’s share is detailed below:

British Columbia

LL Property

Kiska (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN property, for $30 000 cash, subject to an NSR of 2%.  This royalty can be purchased at any time for $2,000,000.

RDN Property

The Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Company signed an option agreement with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of aggregate exploration expenditures of $5,000,000 and cash payments of $200,000. The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study. This agreement was amended to suspend the terms of the option agreement until such time as road access to the RDN property is constructed.

Redton Project

Kiska owns an 85% interest in the Alkali Gold Project (“Redton”).  Redton Resources Inc. holds the other 15% interest.

7. Interests in joint ventures (continued)

Tide Property

The Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. The Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010 (not spent); an additional 5% interest by funding a bankable feasibility study, and, at the Company’s election, another 5% interest (for a total of 70%) by providing 100% of the initial project development financing. At the date of these consolidated financial statements, American Creek has not spent the required $3.5 million in exploration and, hence, the Company continues to carry its 49% interest.

Yukon

Boulevard Property

Kiska owns 40% of the Boulevard Property which was staked on behalf of an alliance with Northgate Minerals (60%).

The Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) whereby Silver Quest can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid, of which the Company’s 40% portion is $32,000), issuing an aggregate of 400,000 shares (issued, of which the Company’s 40% portion is 160,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $750,000. If additional claims are staked within the areas of interest, Silver Quest will issue additional shares and the NSR will be extended to the new claims. The Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area.

Wernecke Breccias

The Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”, now Newmont) to acquire 700 mineral claims covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Newmont is the operator of the project, with the Company owning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Newmont and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

The group has not incurred any contingent liabilities or other commitments relating to these jointly controlled assets.

Summarized financial statement information for the Group’s share of jointly controlled assets and operations is insignificant.

8.  Investment in Associate

The Group disposed of a 26% voting and equity interest (28,506,883 ordinary shares) in Clancy Exploration Limited (“Clancy”) during the 2010 financial year for proceeds of $2,305,579. The investment was accounted for under the equity method until its disposal. The associate had a reporting date of December 31.

The shares of Clancy are publicly listed on the Australian Securities Exchange. The aggregate amounts of certain financial information of the associate for the comparative period ended March 31, 2010 can be summarized as follows:

	2011	2010
Assets	A$ -	A$ 2,128,454
Liabilities	-	398,526
Revenues	-	-
Loss	-	(556,000)

Dividends were subject to the approval of at least 51% of all shareholders of the associate. During 2011 and 2010 the Group did not receive a dividend.  The Group has not incurred any contingent liabilities or other commitments relating to its investments in the associate.

9. Operating segments

The Company operates in one industry segment, mineral exploration, within three geographic areas: Canada, United States, and Australia. The Company operated in Mexico in the comparative period.  All subsidiaries are operated as one entity with management in common located at the Company’s head office.  There is an inactive subsidiary in Ireland.

Management monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the Group’s financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The accounting policies used internally by the Group in reporting segments are the same as those contained in these accounts.

9. Operating segments (continued)

Three-month period ended March 31, 2011

	Canada	United States	Australia	Mexico (Discontinued)	Other	Consolidated

Revenue
Option proceeds	$-	$49,274	$(164)	$50,000	$-	$99,110
Inter-Segment	-	-	-	-	-	-
Total Revenue	-	49,274	(164)	50,000	-	99,110

Acquisition expenditures	16,090	52,897	306	-	-	69,293
Exploration expenditures	628,042	1,744,013	43,701	-	-	2,415,756
Reclamation obligations	-	-	-	-	-	-
Depreciation and amortization	6,215	62,903	-	-	-	69,118
Other Operations, net of depreciation	1,504,685	719	9,124	-	60	1,514,588
Impairment loss on available-for-sale investment	-	-	-	-	-	-
(Gain) loss on sale of available-for-sale financial instruments	(126,767)	-	-	-	-	(126,767)
(Gain) loss on sale of assets	-	-	349	-	-	349
Foreign exchange gain (loss)	645,153	(240,254)	(475,712)	-	-	(70,813)
Finance (revenue) expense	(3,951)	-	(155)	-	-	(4,106)
Loss before income tax	2,669,467	1,571,004	(422,223)	(50,000)	60	3,768,308
Income tax recovery	-	-	-	-	-	-
Loss for the period	$2,669,467	$1,571,004	$(422,223)	$(50,000)	$60	$3,768,308

Operating assets	$25,994,319	$345,193	$149,642	$-	$19,781	$26,508,935
Operating liabilities	$(464,500)	$(815,062)	$(25,528)	$-	$(22,569)	$(1,327,659)
Property, plant and equipment	$166,202	$842,404	$1,014	$-	$-	$1,009,620
Restricted cash	$106,408	$20,642	$20,130	$-	$-	$147,180

Three-month period ended March 31, 2010
	Canada	United States	Australia	Mexico (Discontinued)	Other	Consolidated

Revenue
Option proceeds	$-	$-	$14,980	$-	$-	$14,980
Inter-Segment	-	-	-	-	-	-
Total Revenue	-	-	14,980	-	-	14,980

Acquisition expenditures	5,271	57,903	205	-	-	63,379
Exploration expenditures	8,521	1,075,698	14,034	131,438	-	1,229,691
Reclamation obligations	-	-	-	-	-	-
Depreciation and amortization	17,452	47,917	108	668	-	66,145
Other Operations, net of depreciation	666,326	27,351	(3,232)	30,353	-	720,798
Impairment loss on available-for-sale investment	8,000	-	-	-	-	8,000
(Gain) loss on sale of available-for-sale financial instruments	(49,158)	-	-	-	-	(49,158)
(Gain) loss on sale of assets	-	-	331	-	-	331
Foreign exchange gain (loss)	11,840	(222)	-	50,151	-	61,769
Finance (revenue) expense	(1,817)	(10)	(140)	(31)	-	(1,998)
Loss before income tax	666,435	1,208,637	(3,674)	212,579	-	2,083,977
Income tax recovery	(13,918)	-	-	-	-	(13,918)
Loss for the period	$652,517	$1,208,637	$(3,674)	$212,579	$-	$2,070,059

As at December 31, 2010

Operating assets	$8,331,637	$22,740	$173,790	$-	$19,781	$8,547,948
Operating liabilities	$(502,062)	$(632,888)	$(15,117)	$-	$(22,568)	$(1,172,635)
Property, plant and equipment	$124,744	$457,377	$1,014	$-	$-	$583,135
Restricted cash	$97,690	$15,040	$-	$-	$-	$112,730

10. Discontinued Operations

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Company has sold its interest in Minera Geoinformatica (“Minera”), thereby selling its 100% interest in nine of the Mexican properties to Evrim Metals Corporation (“Evrim”) for consideration of a total of 2,000,000 common shares of Evrim plus ongoing performance-based share payments. The Company has also appointed a representative to the Evrim Board of Directors. The performance-based share payments amount to 10,000 to 50,000 shares per property, depending upon the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Company will also receive a 1,000,000 share payment for every property that is advanced to a positive production decision.

The results of Minera for the comparative period have been presented as discontinued operations on the statement of operations.

11. Revenue

During the 2010 financial year, an option for the sale of the Victoria Goldfields in Australia was granted to Brixton Metals Corporation (“Brixton”).  Brixton relinquished their option on this property prior to December 31, 2010, all payments received have been treated as revenue.

Option payments have been received during the period in respect of the Colorback and former Mexican properties.

12. Earnings per share

Basic earnings per share amounts are calculated by dividing the net profit for the period by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is based on a weighted average number of ordinary shares adjusted for dilutive options and warrants.

The reconciliation between the weighted average number of shares used in both calculation is shown below:

	2011	2010
Weighted average number of ordinary shares	97,909,151	59,550,474
Warrants	-	14,891
Options	-	-
Weighted average number of oirdinary shares - diluted	97,909,151	59,565,365

13. Property, plant & equipment

	Camp Structures	Field Equipment	Mobile Equipment	Niton Analyzer	Appliances	Computer equipment	Leasehold improvements	Office equipment & furniture	Computer Software	Total
Cost
As at January 1, 2010	$286,310	$66,809	$114,349	$43,586	$98,094	$120,744	$20,502	$59,261	$36,437	$846,092
Additions	227,149	63,272	28,609	-	26,303	25,044	31,856	3,438	27,674	433,345
Disposals	-	-	-	-	-	-	-	-	-	-
As at December 31, 2010	513,459	130,081	142,958	43,586	124,397	145,788	52,358	62,699	64,111	1,279,437
Additions	33,802	32,235	347,915	-	17,691	19,053	-	3,924	40,982	495,602
Disposals	-	-	-	-	-	-	-	-	-	-
As at March 31, 2011	547,261	162,316	490,873	43,586	142,088	164,841	52,358	66,623	105,093	1,775,039

Accumulated Depreciation
As at January 1, 2010	(109,937)	(15,249)	(75,739)	(20,149)	(37,593)	(87,713)	(6,407)	(9,111)	(24,103)	(386,001)
Depreciation	(121,106)	(21,671)	(37,967)	(12,838)	(40,372)	(24,874)	(16,187)	(9,328)	(25,958)	(310,301)
As at December 31, 2010	(231,043)	(36,920)	(113,706)	(32,987)	(77,965)	(112,587)	(22,594)	(18,439)	(50,061)	(696,302)
Depreciation	(14,488)	(6,416)	(25,495)	(3,070)	(11,146)	(3,176)	(532)	(707)	(4,087)	(69,117)
Disposals	-	-	-	-	-	-	-	-	-	-
As at March 31, 2011	(245,531)	(43,336)	(139,201)	(36,057)	(89,111)	(115,763)	(23,126)	(19,146)	(54,148)	(765,419)

Net book value:
At December 31, 2010	282,416	93,161	29,252	10,599	46,432	33,201	29,764	44,260	14,050	583,135
At March 31, 2011	$301,730	$118,980	$351,672	$7,529	$52,977	$49,078	$29,232	$47,477	$50,945	$1,009,620

14. Trade and Other Receivables

	March 31	December 31
	2011	2010

Other receivables	$120,648	$347,007

	$120,648	$347,007

Other receivables include value-added or other sales taxes due, expense reimbursements due to the Company and accruals for interest receivable.

As at period end, the analysis of trade receivables that were past due but not impaired is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			< 30 days	30-60 days	60-90 days	90-120 days	> 120 days
March 31, 2011	$120,648	120,648	-	-	-	-	-
December 31, 2010	$347,007	347,007	-	-	-	-	-

In determining the recoverability of a trade or other receivable, the Group performs a risk analysis considering the type and age of the outstanding receivable and the credit worthiness of the counterparty.

15. Cash and cash equivalents

	March 31	December 31
	2011	2010

Bank accounts and cash on hand	$23,183,923	$5,297,716
Short-term deposits	1,000,000	1,000,000
	$24,183,923	$6,297,716

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and short-term deposits is $24,183,923 (December 31, 2010: $6,297,716).  The Group only deposits cash surpluses with institutions with high credit standing.

15. Cash and cash equivalents (continued)

Restricted Cash

Restricted cash of $147,180 (December 31, 2010 - $147,895) represents project reclamation deposits in favor of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If the work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

16. Share capital

Authorized Ordinary share capital	Unlimited
Authorized for share-based remuneration	10% of issued and outstanding shares
Issued and fully paid:

	Number of Shares	Amount

Balance, January 1, 2010	56,741,361	$65,659,038
Issued for cash on private placement	16,940,914	12,436,750
Allocation of fair value of warrants issued in private placement	-	(5,074,270)
Issued upon exercise of stock options including fair value	5,820,423	6,841,997
Share issue costs	-	(958,789)
Balance, December 31, 2010	79,502,698	$78,904,726
Issued for cash on private placement	15,065,000	17,324,750
Allocation of fair value of warrants issued in private placement	-	(2,076,983)
Issued upon exercise of stock options and warrants including fair value	4,656,200	5,788,398
Share issue costs	-	(1,191,668)

Balance, March 31, 2011	99,223,898	$98,749,223

Fully paid ordinary shares carry one vote per share and carry dividend rights.  Ordinary shares have no par value.

On March 23, 2011, the Company completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). The Offering was underwritten by a syndicate of underwriters led by Raymond James Ltd. and including National Bank Financial Inc., Mackie Research Capital Corporation, Scotia Capital Inc., and Union Securities Inc. Each Unit consisted of one common share of the Company and one half of one Common Share purchase warrant (each full Common Share purchase warrant, a "Warrant"). Each Warrant entitles the purchaser to acquire, at any time until March 23, 2013, one Common Share at an exercise price of $1.60.  The cash proceeds, net of commission from this placement were $16,285,265.

16. Share capital (continued)

Share Purchase Warrants

Details of outstanding warrants are as follows:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2010	5,040,000	$0.80
Granted	8,840,471	1.02
Forfeited	-	-
Exercised	(5,074,350)	0.85
Expired	-	-
Outstanding, December 31, 2010	8,806,121	$0.99
Granted	7,532,500	1.60
Forfeited	(70,500)	0.73
Exercised	(4,576,700)	0.87
Expired	-	-
Outstanding, March 31, 2011	11,691,421	$1.43

Options exercisable at end of period	11,691,421	$1.43

The following warrants are outstanding at March 31, 2011:

Number of warrants	Issue Price per warrant	Expiry Date

234,713	$0.82	August 2012
3,924,208	1.15	August 2012
7,532,500	1.60	March 2013
11,691,421

17. Employee Remuneration

Employee Benefit Expense

Expenses recognized for employee benefits are analyzed below:

March 31	2011	2010

Wages and salaries	$527,343	$572,152
Social security costs	38,394	50,012
Share-based payments	1,442,133	132,470
Employee benefits	9,802	14,604

	$2,017,672	$769,239

Share-based employee remuneration

As at March 31, 2011 and December 31, 2010, the Group maintained an equity settled share-based payment scheme for employee remuneration.  The Group’s share-based payment programs started vesting before the date of transition to IFRS, therefore the Group has elected to apply IFRS 2 to all share-based payment programs post transition date.

All share-based employee remuneration will be settled in equity, the group has no legal or constructive obligation to repurchase or settle the options.

The Group issues share purchase options to directors, officers and employees of the Company and persons who provide ongoing services to the Group under an incentive stock option plan.  The aggregate number of shares of the Company that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Company.  The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each grantee and the vesting period.  The exercise price of share purchase options will be no less than the closing price of the shares on the TSX Venture Exchange on the date on which the option is granted.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).  Individual grants vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

17. Employee Remuneration (continued)

Share options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2010	4,383,844	$1.06
Granted	3,000,000	0.87
Forfeited	(523,311)	0.72
Exercised	(746,073)	0.57
Expired	(79,633)	1.49
Outstanding, December 31, 2010	6,034,827	1.14
Granted	1,545,000	1.35
Forfeited	-	-
Exercised	(40,000)	0.88
Expired	(84,166)	0.99
Outstanding, March 31, 2011	7,455,661	$1.11

Options exercisable at end of period	5,171,911	$1.15

The following options are outstanding at March 31, 2011:

Number of options outstanding	Number exercisable	Issue Price per option	Expiry Date	Weighted Average Remaining Life (years)

176,175	176,175	$0.17	December 2013	2.72
65,250	65,250	0.25	March 2014	2.92
394,554	394,554	0.45	March 2014	2.97
250,000	212,500	0.72	February 2015	3.85
2,255,000	1,168,750	0.87	July 2015	4.28
1,290,000	967,500	0.90	December 2014	3.71
69,600	69,600	0.98	July 2013	2.30
250,000	125,000	1.00	June 2015	4.24
1,545,000	832,500	1.35	March 2016	4.89
208,800	208,800	1.84	December 2012	1.70
556,800	556,800	1.90	July 2011	0.30
287,100	287,100	2.24	July 2012	1.30
100,050	100,050	2.29	January 2012	0.78
4,332	4,332	6.90	August 2012	1.34
3,000	3,000	7.50	June 2011	0.24
7,455,661	5,171,911			3.62

17. Employee Remuneration (continued)

The weighted average share price of share options exercised during the period was $0.88 (2010: $0.45).

The fair value of options granted were determined using Black-Scholes option pricing model, the principal assumptions used in the valuation are shown below:

	2011	2010

Volatility	254.3%	96.0%
Risk-free interest rate	2.31%	1.62%
Expected life (years)	5.0	2.5
Expected dividend yield	-	-

The underlying expected volatility was determined with reference to historical data of the Company’s shares over a period of time on the Toronto Stock Exchange.

A total of $1,442,133 stock-based compensation expense has been included in comprehensive loss for the period (2010: $203,072) and credited to contributed surplus, of which $624,632 (2010: $41,766) is included in mineral property operations.

18. Provisions

	Rehabilitation	Total

Balance, January 1, 2011	$477,588	$477,588

Utilization	(19,800)	(19,800)
Balance, March 31, 2011	$457,788	$457,788

Comprising:
Current	$358,683	$358,683
Non-current	$99,105	$99,105

Balance, December 31, 2010
Current	$378,483	$378,483
Non-currrent	$99,105	$99,105

18. Provisions (continued)

Rehabilitation provision

The Group’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Group conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Group makes full provision for management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests on a discounted basis.

The undiscounted amount of the estimated cash flows required to settle the obligations, which are expected to be paid over the next four years, is $484,303.  The discount rates used to determine the present value of the estimated cash flows is 1.85% to 2.25%.

The rehabilitation provision represents the present value of rehabilitation costs relating to mine sites, which are expected to be incurred up to 2019. These provisions have been created based on the Group’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

19. Accounts payable and accrued liabilities

	March 31	December 31
	2011	2010

Trade payables	$632,365	$505,574
Accrued liabilities	105,069	173,527

	$737,434	$679,101

Terms and conditions of the above financial liabilities:

-

Trade payables are non-interest bearing and are normally settled on 30-day terms

-

Payables and accruals to a joint venture partner included in trade payables totals $17,623 (December 31, 2010: $Nil) and represents joint expenses that were paid by the joint venture partner.

20. Capital commitments and other contingencies

Operating lease commitments – Group as lessee

The Group has a lease expiring August 31, 2015 for office space occupied by its head office as well as a lease for its Alaskan offices expiring on December 31, 2014.  There are no restrictions placed on the lessee through entering into the leases.  Future minimum payments under non-cancellable operating lease as at the end of the indicated periods are as follows:

	March 31	December 31
	2011	2010

Within one year	$216,171	$237,745
After one year but no more than five years	842,451	871,320
More than five years	-	-
	$1,058,622	$1,109,065

Included in the amounts above is an estimate of future operating costs of $93,951 per year.  Total operating lease expense included in general and administrative expense for 2011 was $52,864 (2010: $44,097)

Contingencies

The Group has mineral property options noted below.  A liability has not been recorded for future option payments. All options are cancellable at the option of the Group without recourse.

Nevada

Colorback Property

The Group has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”) on the Colorback Property, located on the Cortez-Battle Mountain Trend, Nevada. Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease.

20. Capital commitments and other contingencies (continued)

British Columbia

Gillis Property

The Group has signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% NSR, 1.5% of which may be purchased for $1.5 million. The Group is required to complete aggregate exploration expenditures of $300,000 by September 5, 2012, make cash payments of 2.5% of mineral exploration expenditures and other cash payments totalling $165,000 on or before September 5, 2011 and issue 217,500 common shares within 10 days of announcing a National Instrument 43-101 compliant gold resource of at least 500,000 ounces.

Thorn Property

The Group holds a 100% interest in the Thorn mineral property, subject to a 3.5% NSR. The Group can purchase 2% of the NSR for $3 million. The Group is required to issue an additional 175,000 shares upon commencement of commercial production from the property. Cangold Limited maintains an entitlement to 25% of any cash or share payments received by the Group in the event of a third party partner becoming involved in the exploration and development of the property.

Williams Property

The Group acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Group is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Group can purchase 0.75% of the NSR for $1 million. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

Kliyul Property

The Group owns a 100% interest in the property, subject to a 1.5% NSR in favour of Rio Tinto,

Alaska

Uncle Sam Property

On November 2, 2009, the Group signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock is required to make cash payments totalling US$200,000 over four years with US$40,000 being paid upon the TSX Venture Exchange’s approval of the agreement (paid). The Group has received additional payments of US$40,000 pursuant to this agreement. In addition, Millrock is required to issue 1,000,000 shares to Kiska over four years (500,000 shares received to date) and has made a commitment to spend US$2,700,000 on exploration over four years. There is an underlying 2% NSR payable to Royal Gold Inc.

20. Capital commitments and other contingencies (continued)

Copper Joe Property

On August 31, 2010, the Group signed an option agreement with Kennecott Exploration Company (“Kennecott”) to acquire a 100% interest in the Copper Joe Property by incurring a total of US$5 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Upon completion of a positive National Instrument 43-101 compliant pre-feasibility study, the Company will pay Kennecott a one-time cash payment of US$10 million. Kennecott has a first right of refusal on property assignment or sale subject to a 90 day option exercise period, as well as a 2% NSR on the property. Prior to expending US$2.5 million, the Company will require Kennecott’s consent to divest its rights and interest to a third party.

Australia

Victoria Goldfields

Effective June 27, 2008, and amended February 2, 2011, the Group signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (“Northgate Ventures”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Group can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year.

Upon the Group earning a 50% interest in one or more properties, Northgate Ventures will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Group or elect not to contribute and allow the Group to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

21. Related party disclosures

The consolidated financial statements include the financial statements of Kiska and the subsidiaries listed in the following table:

	Country of incorporation	Equity Interest
		2011	2010
Geoinformatics Exploration Australia Pty Ltd (1)	Australia	-	100%
Rimfire Australia Pty Ltd.	Australia	100%	100%
2012860 Ontario Limited	Canada	100%	100%
Geoinformatics Exploration Canada Limited (2)	Canada	-	100%
Rimfire Minerals Corporation	Canada	100%	100%
Geoinformatics Explorations Ireland Limited	Ireland	100%	100%
Geoinformatics Alaska Exploration, Inc.	USA	100%	100%
GXL USA, Inc.	USA	100%	100%
Rimfire Alaska, Ltd.	USA	100%	100%
Rimfire Nevada Ltd.	USA	100%	100%

(1) Until wound up on July 28, 2010.

(2) Until wound up on December 31, 2010.

Kiska Metals Corporation is the ultimate parent of the Group.

Due to related parties

(a)

Some of the Group’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned (indirectly) by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as part of “Due to Related Party”.  Fees charged to the Group by Equity are on the same basis as those charged by Equity to unrelated third parties.  It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Group from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

At March 31, 2011, the Group was indebted to Equity in the amount of $15,490 (December 31, 2010 - $15,946) for project expenses and consulting services provided by Equity to the Group.  During the three-month period ended March 31, 2011, the Group paid Equity $44,000 (2010 - $40,000) for providing management services, which has been included in consulting and outsourced services on the Statement of Operations and Comprehensive Loss.

(b)

The secretary of the company is a partner in a law firm that provides general legal services to the Group. At March 31, 2011, total fees of $110,329 (December 31, 2010: $Nil) were included in accounts payable and accrued liabilities. During the three-month period ended March 31, 2011, total fees of $112,901 (2010: $25,235) were paid by the Group and included in general and administrative expense, and share issue costs. All transactions were incurred in the normal course of operations.

(c)

A total of $6,617 (December 31, 2010: $Nil) is due to directors for expense reimbursements.

Balances payable are not interest bearing and have no specific terms of repayment.

21. Related party disclosures (continued)

Mineral property interests

One of the directors indirectly owns 11% of a 7.5% to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property.  The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, that company retained an NPI of varying amounts depending on the claim group.

Compensation of key management personnel of the Group

March 31	2011	2010

Short-term employee benefits	$247,958	$150,782
Post-employment pension and medical beneifts	2,184	2,461
Share-based payments	624,051	71,053
	$874,193	$224,296

There are no other related party transactions.

22. Financial risk management objectives and policies

The Group’s principal financial instruments comprise financial liabilities and financial assets. The Group’s principal financial liabilities, other than derivatives, comprise accounts payable and accrued liabilities, and due to related parties. The main purpose of these financial instruments is to manage short term cash flow and raise finance for the Group’s capital expenditure program. The Group has various financial assets such as accounts receivable and cash and short-term deposits, which arise directly from its operations.

Risk exposures and responses

The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets while protecting future financial security. The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are market risks, comprising commodity price risk, cash flow interest rate risk and foreign currency risk and liquidity risk and credit risk. Management reviews and agrees policies for managing each of these risks which are summarized below.

The Group’s senior management oversees the management of financial risks. The Group’s senior management is supported by the board of directors (the “board”) that advises on financial risks and the appropriate financial risk governance framework for the Group. The board provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Group policies and the Group’s risk appetite. All derivative activities for risk management purposes are carried out by members of management that have the appropriate skills, experience and supervision. It is the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken. At this stage, the Group does not currently apply any form of hedge accounting.

The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

22. Financial risk management objectives and policies (continued)

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk, interest rate risk and currency risk. Financial instruments affected by market risk include deposits, accounts receivable, accounts payable, accrued liabilities, and derivative financial instruments.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates on the debt and derivatives and the proportion of financial instruments in foreign currencies are all constant.

The analyses exclude the impact of movements in market variables on the carrying value of pension and other post-retirement obligations and provisions.  The following assumptions have been made in calculating the sensitivity analyses:

•

The statement of financial position sensitivity relates to derivatives and US dollar denominated accounts receivables and payables;

•

The sensitivity of the relevant loss before tax item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at March 31, 2011; and

•

The impact on equity is the same as the impact on loss before tax.

Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to its term deposits with varying maturity dates which it utilizes to take advantage of changing interest rates and to ensure that sufficient funds are available when required.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates as determined based on a review of the last two years historical and economic forecaster’s expectations, with all variables held constant, of the Group’s loss before tax through the impact on floating rate borrowings.  The impact on equity is the same as the impact on loss before tax.

Increase/decrease interest rate	Effect on loss before tax for the period ended March 31, 2011 Increase/(Decrease)	Effect on loss before tax for the period ended March 31, 2010 Increase/(Decrease)
+1.0%	$ (241,839)	$ (57,823)
-1.0%	$ 241,839	$ 57,823

Commodity price risk

The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of mineral products it is exploring for. The Group is currently still in the exploration phase, and, as such, this risk is left unmitigated due to a lack of available mitigating options.

22. Financial risk management objectives and policies (continued)

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases in currencies other than the respective functional currencies.

The Group manages this risk by maintaining bank accounts in US Dollars, and Australian Dollars to pay the related foreign currency expenses as they arise. None of the Group’s income is denominated in currencies other than the functional currency, whereas 47% of costs are denominated in currencies other than the functional currencies of the entities within the Group.

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar rate, with all other variables held constant, of the Group’s loss before tax due to changes in the carrying value of monetary assets and liabilities. The impact on equity is the same as the impact on loss before tax.

Increase/decrease in foreign exchange rate	Effect on loss before tax for the period ended March 31, 2011 Increase/ (Decrease)	Effect on loss before tax for the period ended March 31, 2010 Increase/ (Decrease)
+5%	$90,343	$57,725
-5%	$(90,343)	$(57,725)

The effect of a change in the Australian dollar rate on the Group’s comprehensive loss is negligible.

Liquidity risk

The Group monitors its risk of a shortage of funds through regular monitoring of performance to budgeted expenditures, liquidity ratios and forecasting its financing needs.

The Group’s objective is to maintain sufficient cash on hand sufficient to complete its current work programs and ensure the Group remains a going concern.  As at March 31, 2011, the group had no committed borrowing facilities.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

March 31, 2011	On Demand	<1 year	1-2 years	2-5 years	>5 years	Total
Accounts payable and accrued liabilities	$737,434	-	-	-	-	$737,434
	$737,434	-	-	-	-	$737,434

December 31, 2010
Accounts payable and accrued liabilities	$679,101	-	-	-	-	$679,101
	$679,101	-	-	-	-	$679,101

22. Financial risk management objectives and policies (continued)

Credit risk

The Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all optionees on the Group’s properties are subject to credit verification procedures, which include an assessment of credit rating, short term liquidity and financial position. The Group obtains sufficient collateral (where appropriate) from such parties as a means of mitigating the risk of financial loss from defaults. In addition, accounts receivable balances are monitored on an ongoing basis.  The Group’s exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash, short-term investments, quotational period derivatives and derivative financial assets, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Group limits its counterparty credit risk on these assets by dealing only with financial institutions with the highest credit ratings available and with reputable institutions.

Refer to Note 14 for analysis of trade receivables aging.

Capital management

The objectives of the Group’s capital management are:

•

to ensure that it maintains a sufficient working capital to conduct its business and maximize shareholder value; and

•

to ensure the Group’s ability to continue as a going concern.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the period ended March 31, 2011 and the year ended December 31, 2010.

The Group monitors capital using liquidity and market ratio analysis. Management also monitors budget to actual performance to ensure sufficient cash on hand exists to complete the Group’s objectives.   The Group is not exposed to any externally imposed capital requirements.

23.  Derivatives and financial instruments

Fair values

Set out below is a comparison by category of the Group’s financial instruments that are recognized in the financial statements where their carrying amount and fair value differ:

	Financial instrument classification	Carrying Amount
		March 31	December 31
		2011	2010
Financial Assets
Arcus Development Group Inc.	Available-for-Sale	$14,000	$11,250
Brixton Metals Corporation	Available-for-Sale	9,500	118,750
Cayman Ventures Corporation	Available-for-Sale	3,250	3,500
Evrim Metals Corporation	Available-for-Sale	1,397,250	1,000,000
Island Arc Exploration Corporation	Available-for-Sale	8,000	12,000
It’s Your Nickel Exploration	Available-for-Sale	-	-
Laurion Minerals Exploration	Available-for-Sale	45,000	52,500
Millrock Resources Inc.	Available-for-Sale	375,000	460,000
Plutonic Power Corporation	Available-for-Sale	-	-
Silver Quest Resources Ltd.	Available-for-Sale	102,300	91,450
		$1,954,300	$1,749,450

All of financial assets classified as available-for sale were designated as such on initial recognition. Unrealized gains or losses are recorded in other comprehensive income.

23.  Derivatives and financial instruments (continued)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value by valuation technique:

Level 1:

Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:

Other techniques for which all inputs have a significant effect on the recorded fair value that are not observable, either directly or indirectly.

Level 3:

Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments measured at fair value use level 1 valuation techniques in each period, being the closing bid price of the shares as quoted on a stock exchange, or, where not quoted, as determined by the share of fair values of the underlying net assets of the investee.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at March 31, 2011:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 1,954,300	$ -	$ -	$ 1,954,300
Private security	-	-	-	-
	$ 1,954,300	$ -	$ -	$ 1,954,300

23.  Derivatives and financial instruments (continued)

There were no transfers between levels of the fair value hierarchy during the period.

The following table summarizes the classification of the Company’s marketable securities within the fair value hierarchy at December 31, 2010:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public securities	$ 749,450	$ -	$ -	$ 749,450
Private security	-	1,000,000	-	1,000,000
	$ 749,450	$ 1,000,000	$ -	$ 1,749,450

The aggregate fair value of investments with unrealized losses and the aggregate amount of the unrealized losses are:

Unrealized Loss Position for Less than 12 months	Fair Value	Unrealized Losses
March 31, 2011 – Public securities	$ 73,550	$ (162,250)
December 31, 2010 – Public securities	$ 134,250	$ (44,750)

There are six (2010: four) investment positions in an unrealized loss position, all of which are publicly traded securities. These investments have been in an unrealized loss position for less than 12 months, and the temporary impairment has been determined to be due to current market conditions and therefore is included in other comprehensive loss.

24.  Events after reporting date

No significant events have occurred between March 31, 2011 and the date of these financial statements.

25.  First-time adoption of IFRS

Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Group prepared its financial statements in accordance with Canadian generally accepted accounting practice (GAAP). These financial statements, for the three-month period ended March 31, 2011, are the first the Group has prepared in accordance with International Financial Reporting Standards (IFRS).

Accordingly, the Group has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2010 as described in the accounting policies. In preparing these financial statements, the Group’s opening statement of financial position was prepared as at January 1, 2010, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its previous GAAP statement of financial position as at January 1, 2010 and its previously published GAAP financial statements for the year ended December 31, 2010.

25.  First-time adoption of IFRS (continued)

Exemptions applied

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first time adopters certain exemptions from the retrospective application of certain IFRSs. The Group has applied the following exemptions:

•

IFRS 3 Business Combinations has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

•

The Group has applied the transitional provision in IFRIC 4 Determining whether an

Arrangement contains a lease and has assessed all arrangements as at the date of transition.

•

The Group has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Group has re-measured the provisions as at January 1, 2010 under IAS 37 Provisions, Contingent

Liabilities and Contingent Assets, and estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose.

The Group did this using best estimates of the historical risk-adjusted discount rates, and recalculated the accumulated depreciation, depletion and amortization under IFRS up to the transition date.

Group Reconciliation of Equity

As at 1 January 2010	Previous GAAP	IFRS Reclass (2)	IFRS
Non-current assets
Property, plant and equipment	$ 479,282	$ -	$ 479,282
Restricted Cash	202,707	-	202,707
	681,989	-	681,989
Current assets
Cash and cash equivalents	1,071,695	-	1,071,695
Trade and other receivables	51,756	-	51,756
Marketable securities	370,417	-	370,417
Prepaid expenses and deposits	152,038	-	152,038
	1,645,906	-	1,645,906
Total assets	2,327,895	-	2,327,895

Shareholders’ equity
Share capital	65,659,038	-	65,659,038
Contributed Surplus	5,581,494	(5,581,494)	-
Share option reserve	-	1,920,530	1,920,530
Share warrant reserve	-	3,660,964	3,660,964
Accumulated other income	15,443	-	15,443
Deficit	(69,614,222)	-	(69,614,222)
	1,641,753	-	1,641,753
Non-current liabilities
Provisions	401,391	-	401,391
	401,391	-	401,391
Current liabilities
Accounts payable and accrued liabilities	241,097	-	241,097
Due to related parties	11,340	-	11,340
Venture Partner Deposits	32,314	-	32,314
	284,751	-	284,751
Total liabilities	686,142	-	686,142
Total liabilities and shareholder’s equity	$ 2,327,895	$ -	$ 2,327,895

25.  First-time adoption of IFRS (continued)

As at December 31, 2010	Previous GAAP	IFRS2 Adjustment (1)	IFRS Reclass (2)	Total IFRS adjustments	IFRS
Non-current assets
Property, plant and equipment	$ 583,135	$ -	$ -	$ -	$ 583,135
Restricted Cash	112,730	-	-	-	112,730
	695,865	-	-	-	695,865
Current assets
Cash and cash equivalents	6,297,716	-	-	-	6,297,716
Trade and other receivables	347,007	-	-	-	347,007
Marketable securities	1,749,450	-	-	-	1,749,450
Prepaid expenses and deposits	118,610	-	-	-	118,610
	8,547,948	-	-	-	8,547,948
Total assets	9,243,813	-	-	-	9,243,813

Shareholders’ equity
Share capital	78,904,726	-	-	-	78,904,726
Contributed Surplus	10,483,540	510,453	(10,993,993)	(10,483,540)	-
Share option reserve	-	-	3,795,731	3,795,731	3,795,731
Share warrant reserve	-	-	7,198,262	7,198,262	7,198,262
Accumulated other income	209,329	-	-	-	209,329
Deficit	(81,526,417)	(510,453)	-	(510,453)	(82,036,870)
	8,071,178	-	-	-	8,071,178
Non-current liabilities
Provisions	99,105	-	-	-	99,105
	99,105	-	-	-	99,105
Current liabilities
Accounts payable and accrued liabilities	679,101	-	-	-	679,101
Due to related parties	15,946	-	-	-	15,946
Reclamation obligations	378,483	-	-	-	378,483
	1,073,530	-	-	-	1,073,530
Total liabilities	1,172,635	-	-	-	1,172,635
Total liabilities and shareholder’s equity	$ 9,243,813	$ -	$ -	$ -	$ 9,243,813

25.  First-time adoption of IFRS (continued)

As at March 31, 2010	Previous GAAP	IFRS2 Adjustment (1)	IFRS Reclass (2)	Total IFRS adjustments	IFRS
Non-current assets
Property, plant and equipment	$ 485,333	$ -	$ -	$ -	$ 485,333
Restricted Cash	151,807	-	-	-	151,807
	637,140	-	-	-	637,140
Current assets
Cash and cash equivalents	5,782,284	-	-	-	5,782,284
Trade and other receivables	50,332	-	-	-	50,332
Marketable securities	213,500	-	-	-	213,500
Prepaid expenses and deposits	109,880	-	-	-	109,880
	6,155,966	-	-	-	6,155,966
Total assets	6,793,136	-	-	-	6,793,136

Shareholders’ equity
Share capital	70,422,469	-	-	-	70,422,469
Contributed Surplus	6,750,500	70,602	(6,821,102)	(6,750,500)	-
Share option reserve	-	-	2,121,912	2,121,912	2,121,912
Share warrant reserve	-	-	4,699,190	4,699,190	4,699,190
Accumulated other income	69,379	-	-	-	69,379
Deficit	(71,613,679)	(70,602)	-	(70,602)	(71,684,281)
	5,628,669	-	-	-	5,628,669
Non-current liabilities
Provisions	401,391	-	-	-	401,391
		-	-	-
Current liabilities
Accounts payable and accrued liabilities	745,385	-	-	-	745,385
Due to related parties	17,691	-	-	-	17,691
		-	-	-
Total liabilities	763,076	-	-	-	763,076
Total liabilities and shareholder’s equity	$ 6,793,136	$ -	$ -	$ -	$ 6,793,136

(1) Adjustments are made for differences in amortization methods between IFRS2 and the previous GAAP as well as to consider forfeiture rates in the calculation of fair value under IFRS. The cumulative effect on transition results in an increase in stock-based compensation expense (opening deficit on transition) of $510,453. For the three-month period ended March 31, 2010, the effect is an increase in stock-based compensation expense of $70,602.

(2) IAS1.79(b) indicates that an entity should disclose a description of the nature and purpose of each reserve within equity. Accordingly, contributed surplus has been reclassified into its various components.

Restatement of statement of cash flows from previous GAAP to IFRS

The transition from previous GAAP to IFRS has had no effect upon the reported cash flows generated by the Group.  The reconciling items between the previous GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.